TOTAL VOTING RIGHTS

UNILEVER PLC

Released 12:46:51 03 June 2024

RNS Number : 8940Q
Unilever PLC
03 June 2024

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct / Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 May 2024 consisted of 2,521,497,33ε 1/9p each. Of those ordinary shares, 18,339,592 were held as treasury shares anc shares (including ordinary shares represented by Unilever PLC ADSs) were he companies in the Unilever group (the "**Unilever Group Shares**"). The voting ri Unilever Group Shares are not exercisable. Accordingly, as at 31 May 2024, ther shares with voting rights.

The figure of 2,500,574,352 may be used by shareholders as the denominator fc which they will determine if they are required to notify their interest in, or a chan Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and

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